Exhibit 99.2

Bioceres Crop Solutions Corp./Jasper - Reservations of Rights

________

I write on behalf of Bioceres Crop Solutions Corp. and its subsidiaries and affiliates (“Bioceres”). We are in receipt of your letter dated September 25, 2025 (the “________ Letter”).1

We have reviewed the ________ Letter and expressly disagree with and dispute that (i) any Event of Default has occurred under the Note Purchase Agreement, including the Specified Defaults identified in the ________ Letter and (ii) relatedly, Jasper Lake’s ability to exercise any right or remedy under the Note Documents or applicable law. Bioceres does not see the merit in engaging in a letter writing campaign to specifically address each allegation in the ________ Letter. Instead, Bioceres believes it is in the best interest of Bioceres and all of its stakeholders to engage in a discussion with Jasper Lake to address any legitimate concern it may have.

Please be advised that by sending this letter (and the contents thereof) Bioceres is not (i) admitting, conceding or otherwise agreeing to or with any of the statements made (implicit, explicit or otherwise) in the ________ Letter; (ii) waiving any rights, recourse or defenses available to it under the Note Documents or under applicable law or equity; (iii) waiving any claims or causes of action it may have against Jasper Lake or any Purchaser; nor (iv) agreeing to or making any promise to agree, in the future, to enter into any agreement or transaction with Jasper Lake.

Finally, Bioceres reminds Jasper Lake of its multiple roles with Bioceres, as well as the various contractual, legal and fiduciary duties it may owe to Bioceres and/or its stakeholders. Accordingly, Bioceres fully reserves all rights to seek economic damages, reputational damages, and potentially punitive damages, in addition to equitable relief in connection with Jasper Lake’s multiple roles with Bioceres, including recent interventions with the Company’s finance departments, the Oppenheimer transaction, and interactions with other third parties.

We look forward to engaging in a productive dialogue with Jasper Lake.

Kind regards,

__________

__________

______________

1 Capitalized terms used, but not otherwise defined, herein shall have the respective meanings given such terms in the ______________ Letter or Note Purchase Agreement.